Exhibit 13(a)(4)
Change in Independent Registered Public Accounting Firm
Effective September 14, 2023, Cohen & Company, Ltd.’s (“Cohen”) ceased to serve as the independent registered public accounting firm for the Fund. On September 14, 2023, the Audit Committee recommended and approved the appointment of Tait, Weller & Baker, LLP (“Tait Weller”) as the Fund’s independent registered public accounting firm for the fiscal year ending June 30, 2024.
The report of Cohen on the financial statements of the Fund as of and for the fiscal year ended June 30, 2023, did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal year ended June 30, 2023, and the subsequent interim period through September 14, 2023: (i) there were no disagreements between the Registrant and Cohen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen, would have caused them to make reference to the subject matter of the disagreements in its reports on the  financial statements of the Fund for such years or periods; and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.
The Registrant requested that Cohen furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of the letter from Cohen is attached hereto as Exhibit 13(a)(4).